November 14, 2024

Jean-Pierre Sommadossi, Ph.D.
President and Chief Executive Officer
Atea Pharmaceuticals, Inc.
225 Franklin Street, Suite 2100
Boston, MA 02110

       Re: Atea Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2024
           File No. 333-283073
Dear Jean-Pierre Sommadossi, Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jennifer A Yoon